UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number: 000-31643

TRANSATLANTIC PETROLEUM CORP.

(Translation of Registrant’s Name into English)

Suite 1840, 444 – 5th Ave., SW, Calgary, Alberta T2P 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant

to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

TransAtlantic Petroleum Corp. Second Quarter 2006 Results (all results in USD)	NEWS

FOR IMMEDIATE RELEASE

Calgary, Alberta (August 15, 2006) – TransAtlantic Petroleum Corp. (TSE:TNP.U) Consolidated revenues for the quarter ended June 30, 2006 were $445,000, an increase of $246,000, or 124%, from the $199,000 reported for the same quarter 2005. The increase in revenue was due to higher commodity prices and production from South Gillock which was acquired in April 2005. The consolidated net loss for the quarter ended June 30, 2006 was $1.4 million or $0.04 loss per share (basic), compared to consolidated net loss of $479,000 or $0.01 per share (basic) for the same quarter last year. The workover program at South Gillock (completed in April) and the ongoing international exploration efforts constituted the majority of the loss.

As of June 30, 2006, the Company had cash and short-term investments of $3.0 million and working capital of $1.5 million compared to $9.1 million and $7.5 million, respectively, at December 31, 2005. The decrease in cash was partly attributable to $3.0 million invested in an interest bearing certificate of deposit that has been posted to guarantee performance of the Tselfat exploration permit work program in Morocco. Other significant uses of capital during the first six months of 2006 included the drilling of a sidetrack at Jarvis Dome ($1.1 million), ongoing international activities ($900,000) and the South Gillock workover program.

The Company’s full financials as well as additional information can be found at www.tapcor.com.

TransAtlantic Petroleum Corp. is a Calgary-based oil and natural gas company with operations in the United States, Morocco, Romania, Turkey and the UK North Sea. Common shares of TransAtlantic are listed on the Toronto Stock Exchange under the symbol TNP.U.

This news release contains statements regarding expectations, plans, goals, objectives, assumptions or information about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, the ability of the Company to continue to develop and exploit attractive foreign initiatives.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the continuing ability of the Company to operate effectively internationally, reliance on current oil and gas laws, rules and regulations, volatility of oil and gas prices, fluctuations in currency and interest rates, imprecision of resource estimates, the results of exploration, development and drilling, imprecision in estimates of future production capacity, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

Contacts:

Scott C. Larsen - President

(214) 220-4323

Internet:	http://www.tapcor.com
Address:	5910 N. Central Expressway Suite 1755 Dallas, Texas 75206

August 15, 2006

Dear Shareholders:

TransAtlantic Petroleum Corp. is pleased to announce its activities and results for the second quarter of 2006.

The Company further expanded its international operations with the award of the Tselfat exploration permit in Morocco in May and the award of three exploration permits in Turkey in June. We also finalized the terms of the agreements governing our production licenses in Romania. In Morocco, we conducted a phase one environmental impact assessment on the Tselfat block and completed field work on the Guercif-Beni Znassen reconnaissance license. We also conducted phase one environmental impact assessments on the three production licenses in Romania (Izvoru, Vanatori and Marsa). In Nigeria, where the Company retains a U.S.$16 million net profits interest, drilling commenced on the first of two committed wells. For the remainder of 2006, we will focus our international efforts on preparing the three Romanian licenses and the Moroccan Tselfat license for drilling in 2007. We will also be seeking partners for our Guercif Beni-Znassen prospect and our Kiwi (UK North Sea) prospect.

During the balance of 2006, our goal in the U.S. will be to increase production through participation in a series of wells. This month we will participate in a Springer test (20% WI) on our Oswego prospect in Dewey County, OK. On our Jarvis Dome prospect in Anderson County, Texas, we sidetracked a 1,500 foot lateral in an existing well (100% WI) and will look to fracture stimulate and complete the well later this month. We also reworked a second well at Jarvis Dome that is currently producing about 15 barrels per day. In September, we plan to drill the South Gillock prospect (100% WI) in Galveston County, Texas to test the Upper Frio formation as well as explore for additional, deeper potential in parts of the Middle Frio formation. We also expect to drill a Woodbine test in October on the Jarvis Dome prospect. We anticipate these activities will substantially increase our production, which averaged 136 barrels of oil equivalent per day (Boe/day) in the second quarter 2006 compared with 91 Boe/day in the second quarter 2005.

At the corporate level, we recently filed a registration statement on Form 20-F with the Securities and Exchange Commission in the United States. Also, the sale announced in March to American Natural Energy Corporation (ANEC) of our interests in the Bayou Couba prospect along with our ANEC convertible debenture holdings failed to close.

Enclosed for your review are the Company’s unaudited Financial Statement for the quarters ended June 30, 2006 and 2005 and Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please refer to the Company’s filings at

www.sedar.com. We also encourage you to visit the Company’s website at www.tapcor.com for more details about TransAtlantic and our projects.

We look forward to the upcoming drilling program and anticipate it will provide a platform for the Company’s overseas ventures in 2007. Thanks for your continued support.

Sincerely,

/s/ Scott C. Larsen
“Scott C. Larsen”
President & CEO

TransAtlantic Petroleum Corp.

Management’s Discussion and Analysis

June 30, 2006

TRANSATLANTIC PETROLEUM CORP.

For the six months ended June 30, 2006

Management’s Discussion and Analysis

The following discussion of the financial results for TransAtlantic Petroleum Corp. (“TransAtlantic” or “the Company”) should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2006. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in Canada. Readers are also referred to TransAtlantic’s Annual Information Form, audited consolidated financial statements and MD&A for the year ended December 31, 2005, which are available at www.sedar.com. All sums of money set out in this MD&A are expressed in United States Dollars. Neither the MD&A nor the accompanying Interim Consolidated Financial Statements were reviewed by the Company’s auditor. This MD&A was prepared as of August 8, 2006.

Cash flow from operations is not a recognized measure under Canadian generally accepted accounting principles. Management believes that cash flow from operations is a useful measure of financial performance. For the purposes of calculating cash flow from operations, “cash flow” is defined as cash flow from operating activities before changes in non-cash operating working capital. The Company also presents “cash flow from operations per share” whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Certain natural gas volumes have been converted to barrels of oil equivalent (“Boe”) using six thousand cubic feet (mcf) equal to one barrel (bbl) unless otherwise stated. This conversion ratio is based on an energy equivalent conversion applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe may be misleading, particularly if used in isolation.

Certain information regarding the Company set forth in this document, including management’s assessment of the Company’s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These risks and uncertainties, certain of which are beyond the Company’s control, include but are not limited to the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other oil and gas companies, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from both internal and external sources. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur. The Company assumes no obligation to publicly update or revise any forward-looking statement.

Overview

TransAtlantic is an oil and gas company focused on high impact, international exploration opportunities. The Company seeks exploration and development opportunities in countries that are under explored and have attractive fiscal terms. The Company has initiated activities in Morocco, Turkey, Romania and the North Sea. TransAtlantic is also building a base of U.S. onshore production.

Summary of 2006 Year-to-Date Performance

•	Increased average production to 136 Boe/day from 120 Boe/day in the fourth quarter, 2005 and 91 Boe/day in the comparable period last year.

•	Awarded Tselfat exploration permit covering 900 square kilometers (225,000 acres) in northern Morocco; completed phase one environmental assessment.

•	Awarded three production blocks in Romania; completed phase one environmental assessments.

•	Awarded three exploration licenses in Southeastern Turkey covering 162,000 acres.

•	Completed aero magnetic and gravity surveys, reprocessed 2D seismic and continued to evaluate well data for the Guercif-Beni Znassen reconnaissance license in Morocco.

•	Began reprocessing of 2-D seismic over U.K. North Sea blocks; expect completion by mid-September.

•	Sidetracked existing well (Lasiter) at Jarvis Dome (East Texas); expect to complete in August. Completed workover of second existing well (Brittani).

Quarterly Financial Summary

Overview

Consolidated revenues for the quarter ended June 30, 2006 were $445,000, an increase of $246,000, or 124%, from the $199,000 reported for the same quarter 2005. The increase in revenue is due to higher commodity pricing and production from South Gillock, which was acquired in April 2005. The consolidated net loss for the quarter ended June 30, 2006 was $1.4 million or $0.04 loss per share (basic), compared to consolidated net loss of $479,000 or $0.01 per share (basic) for the same quarter last year. The workover program at South Gillock (completed in April 2006) and the ongoing international exploration efforts constituted the majority of the loss.

Cash used in operations during the second quarter 2006 was $1.8 million compared to cash provided of $122,000 in the second quarter 2005. The Company had 37,936,939 common shares outstanding at June 30, 2006 (32,572,241 - 2005).

Revenue

The Company recognized net crude oil and natural gas sales of $445,000 for the second quarter 2006, representing 9,602 equivalent barrels from field production in the United States. This represented a 124% increase from second quarter 2005 sales of $199,000 as a result of increased production volume at South Gillock and higher commodity prices.

Operating Costs

Depreciation, depletion and accretion related to U.S. production increased to $284,000 in the second quarter 2006 from $69,000 for the same quarter last year as a result of the impact of the South Gillock acquisition in April 2005.

Lease operating expenses in the second quarter increased 168% to $480,000 from $179,000 in the second quarter 2005 due to the South Gillock operations and workover program. Included in the second quarter 2006 is $273,000 of workover costs at South Gillock.

General and Administrative Costs

General and administrative costs of $647,000 in the second quarter 2006 increased 36% compared to the same quarter of 2005, primarily resulting from increased staff and consultants related to the South Gillock purchase and expanded business development activities. Interest income decreased $187,000 in the second quarter 2006 as a result of the repayment to the Company of short-term investments in the first quarter 2006.

Exploration Costs

During the three months ended June 30, 2006, the Company incurred costs in support of its in its overseas operations. In May, the Company was awarded the Tselfat exploration permit covering 225,000 acres in northern Morocco. The Company will commence a review of all the existing data on the Tselfat permit and reprocess the existing 2D seismic over the area. In addition, the Company will shoot a 3D survey over two fields that will be followed by an exploratory well.

The following table presents development expenditures by country, including the most recent status of activities (as significant international development expenditures did not begin until mid-2005, no comparable data is presented):

	Six Months Ended	Three Months Ended
(In thousands)	June 30, 2006
Morocco – Reconnaissance License	$477	$199
U.K. North Sea – Exploration Licenses (2)	111	29
Romania – Production Licenses (3)	172	83
Turkey – Exploration Licenses (3)	149	87

Total	$910	$398

Capital Expenditures

In the first quarter 2006, the Company acquired a new prospect in East Texas called Jarvis Dome and spent approximately $300,000 in costs associated with the acquisition and development of this project. In the second quarter 2006, the Company spent approximately $1.4 million related to Jarvis Dome (primarily for the Lasiter sidetrack - $1.1 million) and $150,000 in leasing and other costs for South Gillock.

Contingency

In conjunction with the sale of the Company’s Nigerian subsidiaries in June 2005, the Company deposited $1.76 million into an escrow fund to address any Nigerian liabilities and claims relating to the Company’s operations in Nigeria over the past 10 years. With respect to years 1998 through 2004, the amount of $776,000 was paid out of the escrow account in the third quarter 2005 and first quarter 2006 for taxes related to those years. Year 2005 through the date of sale remains to be addressed. Management believes the escrow fund provides adequate provision for the liabilities related to the Company’s Nigerian activities.

Results of Operations

Summary of Quarterly Results

The following table summarizes key financial information for the last eight fiscal quarters:

In Thousands, Except per share	Revenue	Net Earnings (Loss)	Per Share
2006(a)
Second quarter	$445	$(1,431)	$(0.04)
First quarter	$556	$(1,128)	$(0.03)
2005
Fourth quarter	$1,058	$(1,563)	$(0.05)
Third quarter	$535	$(709)	$(0.02)
Second quarter	$351	$(1,396)	$(0.04)
First quarter	$408	$(105)	$—
2004
Fourth quarter	$393	$(3,157)	$(0.10)
Third quarter	$336	$(926)	$(0.04)

(a)	Year-to-date differs from Income Statement due to rounding.

The second quarter of 2006 had revenues of $445,000 from oil and gas sales in the U.S. offset by lease operating costs of $480,000 (of which $273,000 represented non-recurring workover costs). In addition, during the second quarter, the Company spent approximately $400,000 developing international opportunities in Morocco, Romania, the United Kingdom and Turkey. The first quarter of 2006 had revenues of $556,000 from oil and gas sales in the U.S. offset by lease operating costs of $553,000 primarily related to operations and the workover program at South Gillock. In addition, during the first quarter, the Company spent approximately $500,000 developing international opportunities in Morocco, Romania, the United Kingdom and Turkey.

For the quarter ended December 31, 2005, the Company had revenues of $1.1 million and expenses of $2.7 million, resulting in a net loss of $1.6 million or $0.05 per share. Revenue sources during the quarter included petroleum sales of $700,000 (U.S. only) and interest income. Significant expenses during the quarter included: $945,000 of lease operating expenses largely related to the ongoing workover efforts at South Gillock; $350,000 of stock based compensation expense related to option grants; $260,000 of DD&A related to the U.S. cost center. Results for the third quarter 2005 were positively impacted by a non-cash foreign exchange gain of $0.2 million, while the first quarter 2005 included a gain of $0.1 million. Revenue for the third quarter 2005 included oil and gas sales at Bayou Couba and South Gillock. The Company recorded a gain of $180,000 in the second quarter 2005 on the sale of its subsidiary which owned the 30% interest in the concession OML 109, offshore Nigeria. Minimum payments of $75,000 and $25,000 for Nigeria were recorded in the first and second quarters 2005, respectively.

First quarter and second quarter revenue in 2004 included crude oil sales revenue related to Nigeria although no economic benefit accrued to the Company according to the structure of the service contract covering the Ejulebe field. Although the Ejulebe field continued in production, there was no revenue related to Nigeria in the third or fourth quarters of 2004 because there were no crude oil sales in those periods. The third quarter 2004 net losses were principally the result of ceiling test write downs of U.S. property and equipment of $0.8 million. In addition, stock based compensation charges for stock options granted in the fourth quarter added to the net loss for this period. Per share amounts were affected by the issue of 7.9 million common shares in connection with a $7.6 million private placement completed in the fourth quarter of 2004. The third quarter 2004 loss included a high DD&A rate and a ceiling test write down of $840,000 related to two unsuccessful attempts to drill a new well in Bayou Couba. The fourth quarter of 2004 net loss includes a charge for an increase to the Nigerian liability reserve and a charge for the write down of the Company’s investment in American Natural Energy Corporation (“ANEC”) debentures.

Liquidity

As of June 30, 2006, the Company had cash and short-term investments of $3.0 million and working capital of $1.5 million compared to $9.1 million and $7.5 million, respectively, at December 31, 2005. The decrease in cash was partially related to $3.0 million invested in an interest bearing certificate of deposit that is restricted to guarantee performance of work programs in Morocco. Other significant uses of capital included the drilling of a sidetrack at Jarvis Dome, ongoing international activities and the South Gillock workover program.

In November 2005, the Company completed a private placement whereby it issued 5,000,000 Units at $0.85 per Unit for gross proceeds of $4.25 million. Each Unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.05 through November 6, 2007. If the volume weighted average closing price of the Company’s common shares exceeds $1.40 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration). The proceeds are being used for ongoing international and U.S. exploration and development activities.

The timing and continued maintenance of cash flow from the Company’s projects is dependent on finding and developing additional oil and gas reserves, oil and gas prices and the availability of additional capital to continue project development.

Related Party Transactions

During the first six months 2006, the Company received net payments (oil and gas sales plus debenture interest less drilling advances and lease operating expenses) of $273,000 (2005 – $403,000) from ANEC. At June 30, 2006, a director of the Company was also a director of ANEC.

Subsequent Event

In March 2006, the Company announced a non-binding letter of intent with ANEC to sell the Company’s interests in the Bayou Couba properties as well as the ANEC 8% Convertible Secured Debentures in the principal amount of $3.0 million (carried at $900,000) held by TransAtlantic. The proposed sale failed to close.

Other Information

Additional information relating to the Company is available on SEDAR at www.sedar.com. Available on SEDAR are the Company’s Information Circular, its Annual Information Form and any interim financial statements of the Company subsequent to the most recent year end as filed with the applicable Canadian regulatory authorities.

Outstanding Share Data

The Company has only one class of shares outstanding which is common shares. The Company has issued options to purchase common shares pursuant to the Company’s Amended and Restated Stock Option Plan. Also, the Company issued 500,000 warrants in April 2005 as part of the consideration for the purchase of South Gillock. Each warrant entitles the holder to purchase one common share at $1.00 per share on or before April 15, 2007. Finally, the Company issued 2,825,000 share purchase warrants as part of the private placement which closed in November 2005. Each warrant entitles the holder to acquire one common share at a price of $1.05 through November 2007. If the volume weighted average closing price of the Company’s common shares exceeds $1.40 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the November warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration).

The amount of securities in each of these categories as of August 8, 2006 is:

Common Shares	37,936,939
Stock Options	2,685,000
Share Purchase Warrants	3,257,250

Interim Consolidated Financial Statements of

TRANSATLANTIC PETROLEUM CORP.

Three and Six Months Ended June 30, 2006 and 2005

UNAUDITED

TRANSATLANTIC PETROLEUM CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Thousands of U.S. Dollars)

	June 30, 2006	Dec. 31, 2005
Assets
Current assets
Cash and cash equivalents	$3,048	$7,567
Short-term investment	—	1,500
Accounts receivable	307	780
Marketable securities (note 2(a))	27	92
Other current assets	99	8

	3,481	9,947
Restricted cash (note 1)	4,606	2,110
Property and equipment (note 3)	7,162	5,813
Investments (note 2(b))	1,057	1,057

	$16,306	$18,927

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$978	$924
Settlement provision (note 9)	961	1,511

	1,939	2,435
Asset retirement obligations (note 4)	584	556
Shareholders’ equity
Share capital (note 5)	20,644	20,476
Warrants (note 5)	760	3,502
Contributed surplus (note 5)	4,488	1,508
Deficit	(12,109)	(9,550)

	13,783	15,936
Contingency (note 9)
Commitment (note 10)

	$16,306	$18,927

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

“Brian Bayley”	Director

“Michael Winn”	Director

TRANSATLANTIC PETROLEUM CORP.

Interim Consolidated Statements of Operations and Deficit

(Unaudited)

(Thousands of U.S. Dollars, except for per share amounts)

	Six Months		Three Months
	Ended June 30,
	2006	2005	2006	2005
Revenues
Oil and gas sales, net of royalties	$1,001	$481	$445	$199
Expenses
Lease operating expenses and other production costs	1,013	309	480	179
Depreciation, depletion and accretion	549	245	284	69
General and administrative	1,249	871	647	477
Oil and gas exploration activities	910	—	398	—
Stock-based compensation	225	60	225	60
Foreign exchange (gain)/loss	(102)	186	(99)	319
Gain on sale of subsidiary	—	(180)	—	(180)
Interest and other	(284)	(426)	(59)	(246)

	3,560	1,065	1,876	678

Net loss for the period	(2,559)	(584)	(1,431)	(479)
Deficit, beginning of period	(9,550)	(5,777)	(10,678)	(5,882)

Deficit, end of period	$(12,109)	$(6,361)	$(12,109)	$(6,361)

Loss per share - basic and diluted (note 5(d))	$(0.07)	$(0.02)	$(0.04)	$(0.01)

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Thousands of U.S. Dollars)

	Six Months		Three Months
	Ended June 30,
	2006	2005	2006	2005
Cash provided by (used in)
Operating activities
Net loss for the period	$(2,559)	$(584)	$(1,431)	$(479)
Items not involving cash
Gain on sale of subsidiary	—	(180)	—	(180)
Depreciation, depletion and accretion	549	245	284	69
Write down of property and equipment	—	—	—	—
Stock-based compensation	225	60	225	60
Other items not involving cash	—	—	—	—

	(1,785)	(459)	(922)	(530)
Changes in non-cash working capital	(92)	391	(853)	652

	(1,877)	(68)	(1,775)	122
Investing activities
Exploration and acquisition of oil & gas properties, net	(1,870)	(4,423)	(1,489)	(4,051)
Repayment of / (investment in) loans	1,500	(1,500)	—	—
Proceeds from sale of assets	65	—	65	—
Proceeds on sale of subsidiary	—	540	—	540
Restricted cash	(2,496)	85	(1,946)	100

	(2,801)	(5,298)	(3,370)	(3,411)
Financing activities
Exercise of options and warrants	159	—	145	—

	159	—	145	—

Change in cash and cash equivalents	(4,519)	(5,366)	(5,000)	(3,289)
Cash and cash equivalents, beginning of period	7,567	9,650	8,048	7,573

Cash and cash equivalents, end of period	$3,048	$4,284	$3,048	$4,284

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements - Unaudited

Six months ended June 30, 2006 and 2005

(U.S. Dollars)

1.	Significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of TransAtlantic Petroleum Corp. (the “Company”) and its wholly owned subsidiaries. The interim consolidated financial statements of the Company have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. Readers are referred to the significant accounting policies as outlined in the Notes to the financial statements for the year ended December 31, 2005. These interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2005.

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions; however, management believes that such differences would not be material.

(a)	Restricted cash

Restricted cash represents cash placed in escrow accounts or in certificates of deposit that is pledged for the satisfaction of liabilities or performance guarantees. At June 30, 2006, restricted cash includes: $961,000 in respect of the settlement of Nigerian liabilities (see note 9) and $3,620,000 for the guarantees of the Morocco work programs (note 10).

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited, Page 2

Six months ended June 30, 2006 and 2005

(U.S. Dollars)

2.	Investments

(a)	Marketable securities

The Company sold its shares in Tuscany Energy in the second quarter of 2006. The nominal gain on the sale of these securities is included in general and administrative expense.

The following table summarizes the marketable securities held at June 30, 2006 and 2005 (note: these securities were sold July 29, 2006):

Security (Common)	Number Of Shares June 30,		Cost Basis June 30,		Market Value June 30,
	2006	2005	2006	2005	2006	2005
Transco Resources	100,000	100,000	27,000	27,000	137,000	106,000

			$27,000	$27,000	$137,000	$106,000

(b)	Investments

On September 1, 2005, the Company completed the purchase of 2,237,136 shares of American Natural Energy Corporation (“ANEC”) pursuant to ANEC’s private placement dated August 16, 2005. The purchase price was U.S. $268,000 or U.S. $0.12 per share. These shares were written down to their anticipated net realizable value of $0.07 per share as of December 31, 2005 and are carried at that value as of June 30, 2006. The Company does not anticipate selling these shares in the short term.

In October 2003, the Company acquired $3.0 million of convertible debentures issued by ANEC. The convertible debentures issued by ANEC pay 8% interest, were for a two-year term maturing September 30, 2005 and are secured by all of the assets of ANEC. On June 23, 2005, the debenture holders approved extending the maturity of the debentures to September 20, 2006 and changing the conversion price from $0.43 per share to $0.15 per share. The original $3.0 million investment has been reserved against in order to be presented at its estimated net realizable value. Based upon an analysis of ANEC’s financial position, the Company reserved $2.1 million against this investment as at December 31, 2004 and such reserve continued at June 30, 2006. The investment is accounted for using the cost method.

ANEC failed to pay the June 30, 2006 interest payment due on the debentures, which constitutes an event of default pursuant to its indenture agreement. The Company has amounts receivable from ANEC for oil and gas sales of $55,000 and interest of $60,000 at June 30, 2006.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited, Page 3

Six months ended June 30, 2006 and 2005

(U.S. Dollars)

3.	Property and equipment

	Cost	Accumulated depreciation and depletion	Net book value
2006
Crude oil and natural gas properties United States	$13,178	$6,042	$7,136
Furniture, fixtures and other assets	238	212	26

Balance, June 30, 2006	$13,416	$6,254	$7,162

2005
Crude oil and natural gas properties United States	$11,308	$5,521	$5,787
Furniture, fixtures and other assets	238	212	26

Balance, December 31, 2005	$11,546	$5,733	$5,813

(a)	At June 30, 2006, $490,000 of asset retirement costs are included in property and equipment. No overhead costs were capitalized and future development costs of $553,000 (2005 - nil) are included in the computations of depreciation and depletion for the six months ended June 30, 2006. Unproved property costs of $362,000 (2005 - nil) were excluded from the depletion and depreciation calculation.

4.	Asset retirement obligations

As part of its development of oil and gas opportunities, the Company incurs asset retirement obligations (“ARO”) on its properties. The Company’s ARO results from its responsibility to abandon and reclaim its net share of all working interest properties. At June 30, 2006 the net present value of the Company’s total ARO is estimated to be $584,000 (2005—$525,000), with the undiscounted value being $932,000 (2005 - $958,000). Payments to settle the obligations are expected to occur continuously over the next 15 years, with the majority of obligations expected to commence in year five. A discount rate of 10% was used to calculate the present value of the ARO.

	Six Months ended June 30, 2006	Year ended December 31, 2005
Beginning balance	$556	$155
Liabilities incurred	—	350
Accretion expense	28	51

Ending balance	$584	$556

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited, Page 4

Six months ended June 30, 2006 and 2005

(U.S. Dollars)

5.	Share capital

(a)	Authorized

Unlimited number of common shares, without par value

(b)	Issued

Common shares:

(In thousands)	Number of Shares	Amount
Balance, December 31, 2004	31,852	$16,518
Private placement of common stock	5,000	3,487
Share issue costs	—	(268)
Stock options exercised	370	389
Issued in conjunction with acquisition	500	350
Share forfeiture – unconverted shares	(63)	—

Balance, December 31, 2005	37,659	20,476
Warrants exercised	118	80
Options exercised	160	88

Balance, June 30, 2006	37,937	$20,644

Warrants:
(In thousands)	Number of Shares	Amount
Balance, December 31, 2004	7,973	$2,670
Issued in conjunction with acquisition (note 3)	500	133
Issued pursuant to private placement	2,500	762
Issue costs	375	(63)

Balance, December 31, 2005	11,348	3,502
Warrant expiration	(7,973)	(2,667)
Warrants exercised	(118)	(75)

Balance, June 30, 2006	3,257	$760

(c)	November 2005 private placement

The Company issued 5,000,000 Units at $0.85 per Unit for gross proceeds of $4.25 million. Each Unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.05 through November 6th 2007. If the volume weighted average closing price of the Company’s common shares exceeds $1.40 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration).

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited, Page 5

Six months ended June 30, 2006 and 2005

(U.S. Dollars)

In connection with issuance of the Units, the Company paid the Underwriters a commission of $330,000 and issued to the Underwriters 375,000 broker warrants with an estimated fair value of $83,000 exercisable on the same terms as the purchase warrants.

(d)	Per share amounts

Basic per common share amounts were calculated using a weighted average number of common shares outstanding for the three and six months ended June 30, 2006 of 37,768,105 and 37,714,382 (2005 – 32,695,342 and 32,421,897). No adjustments were required to reported earnings or number of shares in computing diluted per share amounts as the net loss would make these shares anti-dilutive.

(e)	Stock option plan

The Company has an Amended and Restated Stock Option Plan under which 3,793,693 common shares were reserved for issuance and 2,685,000 share purchase options at a weighted average strike price of $0.83 per share were issued and outstanding at June 30, 2006. All options presently issued under the Plan have a five-year expiry.

(f)	Option Grant

In April 2006, the Company granted a total of 230,000 stock purchase options. In May 2006, the Company granted a total of 100,000 stock purchase options. All of the options were granted pursuant to the Company’s Amended and Restated Stock Option Plan with the following terms: i) immediate vesting; ii) five year term; iii) exercisable at $1.12 and $1.17 per share, respectively. Based upon these terms, a Black Scholes pricing model derives a fair value for the grants of approximately $225,000 recognized as stock-based compensation expense in the second quarter.

The estimated fair value of share options issued during the periods was determined using the Black-Scholes option-pricing model with the following assumptions:

Option Value Inputs	2006
Risk free interest rate	4.9%
Expected option life	5 Years
Volatility in the price of the Company’s shares	65-69%
Dividend yield	0.0%

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited, Page 6

Six months ended June 30, 2006 and 2005

(U.S. Dollars)

(g)	Contributed surplus

(thousands of dollars)	Six months ended June 30, 2006	Year ended December 31, 2005
Beginning balance	$1,508	$1,302
Increase from stock option grants	225	410
Transfer to share capital on option exercise	88	(204)
Transfer from Warrants upon expiration	2,667	—

Ending balance	$4,488	$1,508

6.	Segment information

As of June 30, 2006, the Company and its subsidiaries operate in one reportable industry segment, the exploration for and the development and production of crude oil and natural gas. Identifiable assets, revenues and net loss in each of its geographic areas are as follows:

June 30, 2006 (Thousands of U.S. Dollars)	Identifiable assets (liabilities)	Revenues	Net loss
United States	$12,660	$1,001	$1,649
Morocco	3,646	—	464
Other International	—	—	446

	$16,306	$1,001	$2,559

December 31, 2005
United States	$18,283	$2,343	$3,706
Morocco	644	9	67

	$18,927	$2,352	$3,773

7.	Financial instruments

The fair value of the Company’s financial instruments at June 30, 2006 of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values.

8.	Related party transactions

During the first six months 2006, the Company received net payments (oil and gas sales plus debenture interest less drilling advances and lease operating expenses) of $273,000 (2005 – $403,000) from ANEC. At June 30, 2006, a director of the Company was also a director of ANEC. (see notes 2 and 3).

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited, Page 7

Six months ended June 30, 2006 and 2005

(U.S. Dollars)

9.	Settlement provision

In conjunction with the sale of the Company’s Nigerian subsidiaries effective June 20, 2005, the Company deposited $1.76 million into an escrow fund to address any Nigerian liabilities and claims relating to the Company’s operations in Nigeria over the past 10 years. With respect to years 1998 through 2004, the amount of $776,000 was paid out of the escrow account in the third quarter 2005 and first quarter 2006 for taxes related to those years. Year 2005 through the date of sale remains to be addressed. Management believes the escrow fund provides adequate provision for the liabilities related to the Company’s Nigerian activities.

10.	Commitment

As part of the Company’s June 2005 award of a reconnaissance license in Morocco, the Company committed to a work program that will involve the reprocessing of seismic and other technical work over the property. The Company’s portion of the work commitment is estimated to cost $700,000 and is required to be completed by December 2006. The Company has the right, based upon the work program, to convert the reconnaissance license to a three year petroleum agreement.

In May 2006 the Company announced that it has been awarded the Tselfat exploration permit covering 900 square kilometers (225,000 acres) in northern Morocco. The Company will commence a review of all the existing data on the permit, and reprocess the existing 2D seismic over the area. In addition, the Company will shoot a 3D survey over two fields that will be followed by an exploratory well.

The Company posted $3,620,000 in certificates of deposit pursuant to a guarantee of the work programs and this amount is included in restricted cash at June 30, 2006.

11.	Subsequent Event

In March 2006, the Company announced a non-binding letter of intent with ANEC to sell the Company’s interests in the Bayou Couba properties as well as the ANEC 8% Convertible Secured Debentures in the principal amount of $3.0 million (carried at $900,000) held by TransAtlantic. The proposed sale failed to close.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I Scott C. Larsen, President and Chief Executive Officer of TransAtlantic Petroleum Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAtlantic Petroleum Corp. (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 15, 2006

/s/ “Scott C. Larsen”
Scott C. Larsen
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I Chris H. Lloyd, Chief Financial Officer of TransAtlantic Petroleum Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAtlantic Petroleum Corp. (the issuer) for the interim period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 15, 2006

/s/ “Chris H. Lloyd”
Chris H. Lloyd
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSATLANTIC PETROLEUM CORP.

Date:	August 29, 2006	By:	/s/ Christopher H. Lloyd
Christopher, H. Lloyd
Chief Financial Officer